

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Sudhin Shahani
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

 Re: SURF AIR MOBILITY INC.
 Registration Statement on Forms S-1 and S-4
 Filed June 5, 2023
 File No. 333-272403

Dear Sudhin Shahani:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 28, 2023 letter.

Registration Statement on Forms S-1 and S-4

Background of the Southern Acquisition, page 83

1. We note your revised disclosure in response to prior comment 2 that Surf Air and Southern determined the initial purchase price of $50 million based on Southern's revenue in 2019, as well as based on a multiple of Southern's projected 2020 revenue. Please revise to quantify the financial data used to determine the initial purchase price and disclose underlying material assumptions.

2. Please discuss how the Surf Air Board determined the Southern Merger Consideration was fair to Surf Air stockholders.

Sudhin Shahani
SURF AIR MOBILITY INC.
June 16, 2023
Page 2

Surf Air's Management's Discussion and Analysis of Financial Condition and Results of Operations
2023 Operating Environment, page 86

3.   We note your revised disclosure in response to prior comment 3 and reissue the comment in part. Please expand to identify actions planned or taken by Surf Air and Southern, if any, to mitigate inflationary pressures. In this regard, we note the disclosure on page 71 that assuming you do not enter into any future transactions to hedge your fuel consumption, or otherwise fix your labor costs, you will continue to be fully exposed to fluctuations in prices of material operating costs. We also note the disclosure on page 88 that although Southern continues to focus on mitigating these challenges, they are expected to continue to impact financial results in the coming months.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Jeeho Lee, Esq.